SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2010 KT Corporation
By:	/s/ Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Managing Director

By:	/s/ Young Jin Kim
	Name:	Young Jin Kim
	Title:	Director

Resolution of the Board of Directors on Calling the Annual General Meeting of Shareholders
KT Corporation’s Board of Directors has resolved to hold the annual general meeting of shareholders on March 12, 2010. Details regarding the meeting are as set forth below:
1. Date and Time: March 12, 2010 (Friday), 10:00 a.m. KST
2. Venue: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17 Woomyun-dong, Seocho-gu, Seoul, Korea
3. Agenda:
Agenda Item No. 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 28th Fiscal Year
Agenda Item No. 2: Amendment of Articles of Incorporation
Agenda Item No. 3: Election of Directors
Agenda Item No. 4: Election of Member of Audit Committee
Agenda Item No. 5: Approval of Limit on Remuneration of Directors
Agenda Item No. 6: Amendment of Executives’ Severance Pay Regulations
4. Date of the board resolution: February 11, 2010
•	Attendance of non-executive and independent directors: Present: 6 out of 7

•	Attendance of audit (or audit committee member): Present
5. Other information: All members of the audit committee are non-executive and independent directors
6. Details Relating to Election of Directors:

	Date of		Whether Newly	Prior Work	Current
Name	Birth	Term	Elected	Experience	Position	Education	Nationality
Sang Hoon Lee	January 24, 1955	1 year	Re-elected	- Head of Business Development Division, KT - Head of Telecommunication Networks Laboratory, KT - Head of R&D Division, KT	Head of Enterprise Customer Group (CIC President)	Ph.D. in electrical engineering from University of Pennsylvania, Philadelphia, U.S.A.	Korea

Hyun-Myung Pyo	October 21, 1958	1 year	Re-elected	- Head of Corporate Center - Head of WiBro Business Group, KT - Head of Marketing Group, KTF - Head of Planning & Coordination Office, KTF	Head of Personal Customer Group (CIC President)	Ph.D. in electrical engineering from Korea University	Korea

7. Details Relating to Election of Independent and Non-Executive Directors:

Whether
	Date of		Newly	Prior Work	Current
Name	Birth	Term	Elected	Experience	Position	Education	Nationality
Chan Jin Lee	October 25, 1965	3 years	Newly Elected	- Founder and President of Hangul and Computer, Inc. - Outside Director, Dacom Co, Ltd.	President of DreamWiz, Inc.	B.A. in Mechanical Engineering, Seoul National University	Korea

Jong Hwan Song	September 5, 1944	3 years	Newly Elected	- Minister, Embassy of the Republic of Korea in Washington D.C. - Minister, Permanent Mission of the Republic of Korea to the United Nations	Visiting Professor, Department of North Korean Studies, Myongji University	Ph. D. in Political Science, Graduate School, Hanyang University	Korea

Hae Bang Chung	September 1, 1950	3 years	Newly Elected	- Vice Minister of Planning and Budget	Professor, Law School, Konkuk University	M.A in Economics, Vanderbilt University, U.S.A.	Korea
8. Details Relating to Election of Audit Committee Member:

Whether
	Date of		Newly	Prior Work	Current
Name	Birth	Term	Elected	Experience	Position	Education	Nationality
Jeong Suk Koh	May 22, 1957	1 year	Newly Elected	- Member of Presidential Council for Future & Vision - Consultant, McKinsey & Co.	President, Ilshin Investment Co., Ltd.	Ph. D, Management, Sloan School of Management, MIT	Korea

Hae Bang Chung	September 1, 1950	3 years	Newly Elected	- Vice Minister of Planning and Budget	Professor, Law School, Konkuk University	M.A in Economics, Vanderbilt University, U.S.A.	Korea

Notice of the 28th Annual
General Meeting of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders
February 12, 2010
To our Shareholders,
KT will hold an Annual General Meeting of Shareholders on March 12, 2010 as described below.
At the Annual General Meeting, five items will be reported, including the Business Report for the 28th fiscal year, and six items will be resolved, including the approval of financial statements.
Shareholders holding KT’s common shares as of December 31, 2009 will be entitled to vote at the 28th Annual General Meeting of Shareholders.
I look forward to your participation.
Suk Chae Lee
President and Chief Executive Officer
•	Date and Time: Friday, March 12, 2010 10:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17 Woomyun-dong, Seocho-gu, Seoul, Korea

•	Record Date : December 31, 2009

Matters to be Reported

Business Report for the 28th Fiscal Year
Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 28th annual report is as follows.
KT recorded KRW 15,906 billion in sales, an increase of 35% year-on-year mainly due to merger with KT Freetel. Operating profit decreased to KRW 612 billion by 45% reflecting one time cost of voluntary Early Retirement Program which was introduced on December 2009. Net income increased to KRW 517 billion by 15%. Further details of business performance can be found on pages 17 and 18.

Report on Standards and Method of Payment on Remuneration of Directors
Pursuant to Article 31 (Remuneration and Severance Payment for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment are reported as follows.
• Key Points of Executives Compensation Program
KT’s Executive Compensation program is focused to reward both our management’s short and long term performance. The company believes it is important to maintain a balanced value-enhancing long-term incentive rather than to encourage short-sighted risk performances of KT’s management. KT has an Evaluation and Compensation Committee, which dictates yearly goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Non-executive Independent Directors enabling to maintain objectivity and fairness to our Executive compensation program. In an effort to guarantee transparency of our Executive compensation program, both the performance appraisal and total compensation amount are reported to our shareholders at the Annual General Meeting of Shareholders.
KT is the only major company in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration will be reported to Annual General Meeting of Shareholders every year pursuant to provision of KT’s Articles of Incorporation.

KT is also only major company in Korea that discloses its executives’ compensations individually. It is not stipulated in KT’s Articles of Incorporation, however, KT disclose the individual’s compensation following best practices of global companies in conveying transparent information to shareholders.
• Executives Compensation Components
The remuneration for executive directors is composed of base annual salary, short-term performance-based incentives, long-term performance-based incentives, severance payment and allowance. The composition of remuneration is as follows.
1) Annual Base Salary

Title	Amount
CEO & President	KRW 373 million

(Following Executive Directors)

CIC President	KRW 267 million

Senior Executive Vice President	KRW 211 million

Executive Vice President	KRW 167 million

Vice President	KRW 133 million
2) Performance Based Incentives(percentage of annual base salary)

Title	Short Term	Long Term
CEO & President	0% ~ 250%	0% ~ 400%

Executive Directors excluding CEO	0% ~ 150%	0% ~ 97%

3) Other Compensation

Title	Severance Payment	Allowance
CEO & President	Average Monthly Salary x Number of Years of Service x 5	—

Executive Directors excluding CEO	Average Monthly Salary x Number of Years of Service x 3	KRW 9 million
Average Monthly Salary = Annual Base Salary x (1/12)
The total amount of compensation paid to directors is within the Limit on Remuneration of Directors approved by the 2010 Annual General Meeting of Shareholders. The Limit on Remuneration of Directors is the Agenda Item No.5, and is requested to be approved at this Annual General Meeting of Shareholders.
The base annual salary shall be paid on a monthly basis on the salary payment date of the company, at an amount equivalent to one-twelfth of the base annual salary. The short-term performance-based incentives are decided in accordance with each director’s management performance as evaluated by the Evaluation and Compensation Committee and are paid in cash. Long-term performance based incentives are decided in accordance with TSR (Total Shareholder’s Return), and are paid in the form of stock grant with a lock up period of two years. Severance payment accrued is calculated in accordance to the formulas which are described before. The Severance payment formulas should be approved by shareholders meeting as the Agenda Item No.6.

• Performance Appraisal Elements
The Performance appraisal process begins with the setting of annual goals by the ECC. Annual goals are set forth in alignment with the overall company goals and the ultimate goal of value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.
Short-term performance
KT’s annual goals are composed of quantitative goals and qualitative goals. These quantitative and qualitative goals are set in to balance between short term enhancement of company’s profitability and long term growth and enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused in achieving operational and strategic goals. For the annual performance appraisal of the goals, weighted Key Performance Index are set and assessed. The following table summarizes the Key Performance Index set for each quantitative and qualitative goals set in 2009 for our CEO short-term performance appraisal.

	Annual KPI	Goal	Weight
	Income before tax	Over ~~W~~1,213 billion	25%

Quantitative KPI	KT Group EBITDA(Earnings before interest, tax, depreciation and amortization)	Over ~~W~~5,272 billion	20%

	Achievement level of transition of business portfolio into growth business	Over 55.8% (percentage of growth business revenue over total revenue)	20%

	Annual KPI	Score	Weight
	Management Innovation (e.g., management innovation of KT and affiliated companies, generate new profit streams and enhancement of customer satisfaction)	12~20	20%

Qualitative KPI	Strengthen competitiveness (e.g., successful merger with KTF and prompt management integration and competitiveness enforcement of integrated brand)	9~15	15%

	Total Weight		100%

*	No incentive payment if scored below 70

The Evaluation and Compensation Committee is reviewing company’s performance in 2009, and will report the evaluation result to Annual General Shareholders’ Meeting on March 12, 2010.
Long-term performance
Long-term performance incentives are given to reward the contribution of our management in enhancing long-term financial and operating performance. Long-term performance based incentives are decided in accordance with TSR (Total Shareholder Return). Long-term performance based incentives are calculated by the relative performance of KT’s TSR against KOSPI and TSR of other domestic telecommunication service providers. The following shows the formula for the computation of TSR.
•	TSR = Share Price Return + Shareholders Return(Dividend and Share Retirement)

•	TSR Goal = 100 + (KT TSR – KOSPI and TELCO index)
No long-term incentive will be paid if TSR scored below 85.

• Compensation for Non-executive Independent Directors
As of 2009 we have no incentive based compensation program for Non-executive Independent Directors. Instead certain amount is paid to Non-executive Independent Directors in relation to any expenses occurred in the execution of their duties. Not all of KT’s Non-executive Independent Directors receive remuneration since they have the option to decline it. The total remuneration for Non-executive Independent Directors for 2009 was KRW 430 million.
• Summary of Management Performance Results and Total Executive Compensation
1) Summary of Total Executive Compensation since year 2006
(KRW billions)

	Base	Incentive		Severance
Year	Salary	ST*	LT**	payment	Others	NED***	Total
2006	0.80	0.44	—	—	—	—	1.82

2007	0.81	1.24	0.86	—	0.12	0.56	3.57

2008	0.82	0.27	0.15	0.28	0.10	0.28	1.90

2009(E)	0.72	1.05	1.10	—	0.12	0.43	3.42

*	Short term incentives

**	Long term incentives in form of restricted shares

***	Non-executive Independent Directors
KT has enlarged performance based incentive payment relative to base salary. The ratio of incentive to base salary was 55% in year 2006. However, the ratio was increased to 259% in year 2007 and is expected to 299% in year 2009. However, there was massive decrease of incentive payment for Executive Directors in year 2008, because the performance appraisal score was quite low due to relatively poor management performance, as a result, the incentive ratio to base salary temporarily decreased to 51%. KT has a plan to enlarge performance based incentive ratio to base salary hereafter. KT will maintain the amount of base salary at the current level, but will increase short term or long term incentive compensation to encourage management to enhance long term enterprise value.
2) Comparison between Total Compensation and Limit on Remuneration approved at Annual General Shareholders’ Meeting
(KRW billions)

	Total	Limit on
Year	Compensation(A)	Remuneration(B)	Payment Ration(A/B)
2006	1.82	3.5	52%
2007	3.57	5.0	71%
2008	1.90	5.0	38%
2009(E)	3.42	4.5	76%
KT usually does not pay all amount of remuneration which is approved at Annual General Shareholders’ Meeting to Directors. The limit on remuneration is set up on the condition that
•	The appraisal score for annual performance of management is full marks.

•	The TSR score for long term performance is 105 of maximum level.

•	All of Executive Directors retire during the year and all of them receive maximum amount of severance payment.

The limit on remuneration of Directors in year 2010 was set by BOD meeting(excluding Executive Directors) at February 11, 2010 on the same condition described above. Details of limit on remuneration of Directors in year 2010 are in Agenda Item No.5 in pages 35 ~ 38.
3) Total Compensation to Executive Directors since year 2006.
•	Fiscal year 2006
(KRW million)

Name		Incentives		Severance
(Title)	Base Salary	ST	LT*	payment	Total
Joong Soo Nam (CEO)	373	136	—	—	509
Sang Hoon Lee (Executive)	48	120	—	—	169
Jong Lok Yoon (Executive)	205	50	—	—	255
Jeong Soo Suh (Executive)	178	133	—	—	311
Total	804	439	—	—	1,822**

*	Long term incentive of stock grant program was not established.

**	Including KRW 579 million paid to former CEO and former Executives who were Directors in year 2005 in accordance to year 2005 performance
•	Fiscal year 2007
(KRW million)

Name		Incentives		Severance
(Title)	Base Salary	ST	LT*	payment	Others*	Total
Joong Soo Nam (CEO)	373	653	591	—	—	1,617
Jeong Soo Suh (Executive)	183	275	106	—	60	564
Jong Lok Yoon (Executive)	253	309	162	—	60	724
Total	809	1,237	859	—	120	3,025

*	Allowance for Executive Directors excluding CEO

**	Total amount of remuneration for Non-executive Independent Directors is KRW 560 million.

•	Fiscal year 2008
(KRW million)

Name		Incentives		Severance
(Title)	Base Salary	ST	LT*	payment	Others*	Total
Joong Soo Nam (CEO)	315	—	—	285	—	600
Jeong Soo Suh (Executive)	253	152	75	—	48	528
Jong Lok Yoon (Executive)	253	119	75	—	48	495
Total	821	271	151	285	96	1,623

*	Allowance for Executive Directors excluding CEO

**	Total amount of remuneration for Non-executive Independent Directors is KRW 280 million.
•	Fiscal year 2009(E)
(In millions of Won)

Name		Incentives		Severance
(Title)	Base Salary	ST	LT*	payment	Others*	Total
Suk Chae Lee (CEO)	336	561	840	—	—	1,737
Sang Hoon Lee (Executive)	228	285	152	—	68	733
Hyun Myung Pyo (Executive)	160	200	107	—	48	515
Total	724	1,046	1,099	—	116	2,985

*	Allowance for Executive Directors excluding CEO

**	Total amount of remuneration for Non-executive Independent Directors is KRW 430 million.

The amount of remuneration in year 2009 is an estimated amount. The Evaluation and Compensation Committee is reviewing and scoring managements’ performance in year 2009. The final result will be finalized soon and will be reported at Annual General Shareholders’ Meeting on March 12.
As described above, KT has enlarged the portion of incentive payment within total compensation. Among incentives, KT has increased the portion of long term incentives in order to encourage management to enhance long term enterprise value rather than short term performance.
•      Share Ownership of Directors
All of current KT’s Executive Directors own KT shares. They purchased KT’s shares at the market price from stock exchanges. They will also be rewarded stock grant according to their management performance in year 2009. The stock grant is in form of restrict shares with two years lock up period.
As of February 12, 2010, share ownership of Executive Directors is as follows.

		Number of
Name	Title	Shares	Method of Purchase
Suk Chae Lee	CEO	2,157	Purchase from the market

Sang Hoon Lee	Executive Director	3,531

Hyun Myung Pyo	Executive Director	136

Report on Share Retirement
Pursuant to Article 165-3 of the Capital Market Consolidation Act (Retirement of Shares), report on share retirement is as follows.
KT repurchased 13,124,000 shares (5% of total issued shares) of its common stock through the Korea Stock Exchange, and retired them on April 22, 2009. Total value of retired shares is KRW 509 billion.
•      Share Buyback and Cancellation

		Amount		Average
Purchase	Shares	Purchased	Retirement	Price
Period	Purchased	( KRW billion)	Date	(KRW)
March. 10 ~ April. 17	13,124,000	509	April 22, 2009	38,754

Matters Requiring Resolution

Agenda Item No. 1
Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 28th Fiscal Year
Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 28th fiscal year is requested.
BALANCE SHEET
As of December 31, 2009 and 2008
(Unit: 100 million KRW)

	2009	2008
Description	Amount	Amount
Current Assets	64,746	37,781
- Quick Assets	58,678	36,106
- Inventories	6,068	1,675
Non-current Assets	178,679	149,068
- Investments	12,747	35,179
- Tangible Assets	142,038	104,287
- Intangible Assets	12,066	3,970
- Other Non-current Assets	11,828	5,632
Total Assets	243,425	186,849

Current Liabilities	56,843	25,859
Long-term Liabilities	82,599	72,672
Total Liabilities	139,442	98,531

Capital Stock	15,645	15,610
Capital Surplus	14,486	14,406
Capital Adjustment	-21,657	-39,947
Accumulated Other Comprehensive Income	-445	108
Retained Earnings	95,954	98,141
Total Stockholders’ Equity	103,983	88,318
Total Liabilities and Stockholders’ Equity	243,425	186,849

INCOME STATEMENT
For the Years Ended December 31, 2009 and 2008
(Unit: 100 million KRW)

	2009	2008
Description	Amount	Amount
Operating Income	159,062	117,848

- Telephone	48,921	53,781
- Internet	25,787	26,705
- Wireless	64,381	15,640
- Others	19,973	21,722

Operating Expenses	152,946	106,714

- Salaries and Provisions for Retirement and Severance Payment	34,221	26,149
- Commissions	10,867	7,375
- Cost of Goods Sold and Sales & Administrative Cost	45,198	17,265
- Cost of Service and Interconnection Cost	20,911	19,626
- Depreciation	26,365	22,032
- Other expenses	15,384	14,267

Operating Profit	6,116	11,134

Non-operating Income	8,843	8,553

Non-operating Expenses	9,397	14,087

Income Tax Expenses	397	1,102

Net Income for the Year	5,165	4,498

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS
For the Years Ended December 31, 2009 and 2008
(Unit: 100 million KRW)

	2009	2008
Description	Amount	Amount
I. Retained Earnings before Appropriations	40,569	41,689

- Unappropriated Retained Earnings Carried over from Prior Years	40,493	37,903
- Cumulative effect of a change in accounting policy	—	26
- Share Retirement	-5089	-738
- Net Income	4,165	4,498

II. Transfer from Voluntary Reserves	1,067	1,067

- Reserve for R&D Human Resource Development	1,067	1,067

III. Distributable Retained Earnings	41,636	42,756

IV. Appropriation of Retained Earnings	4,864	2,263

- Dividends(Cash Dividends) (Current year: 2,000 KRW per share; Prior year: 1,120 KRW per share)	4,864	2,263

V. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year (I+II-IV)	36,772	40,493

Agenda Item No. 2
Amendment of Articles of Incorporation
Pursuant to Article 433 of the Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following amendment of the Articles of Incorporation is requested.
The proposed amendment and the reasons for the amendment are as follows:
• Terminology Change
Pursuant to amendment of Commercial Code effective from January 30, 2009, the term of ‘Standing Director’ should be changed to ‘Inside Director’. Notwithstanding of term change, the duties, obligation, authority and status within company of Directors will not be changed.
• Change in Composition of the President Recommendation Committee
Pursuant to the provision of KT’s Articles of Incorporation, the President (hwejang) shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the President Recommendation Committee. KT proposes the change of name of committee from current ‘President Recommendation Committee’ to ‘CEO Recommendation Committee’ and also will proposes the change of composition of the committee as follows.

Current Composition	Proposed Composition
- All of the outside directors	- All of the outside director
- One ex-CEO of KT who is designated by the Board of Directors	- One inside director
- One non-government person who is designated as a member of the President Recommendation Committee by the Board of Directors with the President and the standing directors excluded
The main reason for this change is to exclude members who do not represent shareholders. The ex-CEO and ‘non-government person’ are not elected by shareholders, KT believes that they don’t have any responsibility to the shareholders.
From the composition change, the committee will be composed of only directors who are all elected by shareholders. KT believes that proposed new committee will have more responsibility to shareholders.
• Introduction of Corporate Governance Committee as Committee within BOD
KT will establish ‘Corporate Governance Committee’ as Committee within BOD. KT’s Corporate Governance Committee’ will compose of one inside director(executive director) and four outside directors(non-executive independent director). The committee will review KT’s corporate governance status quo, study best practices of corporate governance of other countries or other companies, and propose improvements or enhancement plans for KT’s better corporate governance on behalf of shareholders.

•Comparison between the Articles of Incorporation before and after amendments

Before Amendment

Article 32. (President (hwejang) Recommendation Committee)
(1) KT may organize a President (hwejang) Recommendation Committee in order to recommend a President (hwejang) candidate. The President (hwejang) Recommendation Committee shall consist of the following members: However, any person who was elected as a member of President (hwejang) Recommendation Committee shall not be a Candidate for the President (hwejang) .
1.	All of the outside directors;

2.	One (1) person who is designated by the Board of Directors from among ex- the Presidents (hwejang) of KT; and

3.	One (1) non-government person who is designated as a member of the President Recommendation Committee by the Board of Directors with the President and the standing directors excluded (in any event excluding former (within 2 years) and present officers and employees of any telecommunications business operator who is in competition with KT and any of their related persons as defined in MRFTA, and officers and employees of KT, and the public officials).
After Amendment

Article 32. (CEO Recommendation Committee)
(1) KT may organize a CEO Recommendation Committee in order to recommend a President (hwejang) candidate. The CEO Recommendation Committee shall consist of all of the outside directors and one (1) inside director (provided, however, that any person who is elected as a member of the CEO Recommendation Committee shall not be a candidate for the President (hwejang), and the CEO means the President (hwejang)).

<omitted below>
<omitted below>

Before Amendment

Article 41. (Committees within the Board of Directors)
(1) The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors.
1.	Outside Director Candidates Recommendation Committee;

2.	Audit Committee;

3.	Person who is currently under the suspension of pronouncement or who is sentenced to probation, and two (2) years have not elapsed after the expiration of the probation period;
(2) Other Committees which the Board of Directors deems necessary.
After Amendment

Article 41. (Committees within the Board of Directors)
(1) The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors.
1.	CEO Recommendation Committee;

2.	CG (Corporate Governance) Committee (the “CG Committee”);

3.	Outside Director Candidates Recommendation Committee;

4.	Audit Committee; and

5.	Other Committees which the Board of Directors deems necessary.
(2) Any necessary matters, including those regarding the composition, authority or operation, of a committee under the Board of Directors described in Paragraph 1 above shall be determined by a resolution of the Board of Directors.
Article 41-2. (CG Committee)
(1) The CG Committee shall be composed of four (4) outside directors and one (1) inside director.
(2) The CG Committee shall deliberate and decide overall matters relating to the corporate governance of the Company.
(3) Specific issues, such as the operation of the CG Committee, shall be determined by a resolution of the Board of Directors.
ADDENDUM (March 12, 2010)
These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders.

*	The simple terminology changes are omitted. The term of ‘Standing Director’ will be changed to ‘Inside Director, ‘President Recommendation Committee’ will be changed to ‘CEO Recommendation Committee’.

Agenda Item No. 3
Election of Directors
Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25 (Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of director is requested.
At the 28th Annual General Meeting of Shareholders, two Executive Directors and three Non-executive Independent Directors shall be elected. Mr. Suk Chae Lee, the CEO and President of KT nominated two Executive Director candidates with the consent of the Board of Directors, and the Non-executive Independent Director Nominating Committee has recommended three Non-executive Independent Director candidates.
Biographies of the candidates are as follows.

<Agenda Item No. 3-1, Executive Director Candidate > Sang Hoon Lee
● Date of birth: January 24, 1955
● Person nominating said candidate: CEO and President(with the consent of board of directors)

● Relation to the largest shareholder: None

● Details of transactions between said candidate and the corporation concerned for the past three years: None

● Term of office: March 12, 2010 to the 29th Annual General Meeting of Shareholders (one year)

● Present occupation: CIC President, Head of Enterprise Customer Group, KT

● Education
● 1984 Ph. D., in Electrical Engineering, Department of Systems Engineering, University of Pennsylvania, U.S.A.

● 1982 M.S. in Electrical Engineering, Department of Systems Engineering, University of Pennsylvania

● 1978 B.S. in Department of Electrical Engineering, Seoul National University, Korea
● Professional associations
● 2000 — 2008	Executive Vice President, Research & Development Group, KT

● 2000 —	Present Chairman, Telecommunications Technology Association Assembly

● 2000 —	Present Chairman, VoIP Forum in Korea

● 1996 — 2000	Vice President, Telecommunication Networks Laboratory, KT

● 1991 — 1996	Director, Network Architecture Research Division, Telecommunication Networks Laboratory, KT

● 1984 — 1991	Member of Technical Staff, Applied Research, Bell Communications Research

● 1981 — 1984	Research Assistant, Moore School of Electrical Engineering, University of Pennsylvania, USA

<Agenda Item No. 3-2, Executive Director Candidate> Hyun Myung Pyo
● Date of birth: October 21, 1958

● Person nominating said candidate: CEO and President (with the consent of Board of Directors)

● Relation to the largest shareholder: None

● Details of transactions between said candidate and the corporation concerned for the past three years: None

● Term of office: March 12, 2010 to the 29th Annual General Meeting of Shareholders (one year)

● Present occupation: CIC President, Head of Personal Customer Group, KT

● Education
● 1998 Ph.D. in Electrical Engineering, Korea University

● 1983 Master degree in Electrical Engineering, Korea University

● 1981 B.S. in Electrical Engineering, Korea University
● Professional associations
● 2009 — 2010	Head of Corporate Center, KT

● 2006 — 2008	Head of WiBro Business Group, KT

● 2007 —	Present Chairman of Wimax Operators Alliance(WOA)

● 2003 —	Present Vice Chairman, Korea Marketing Club

● 2003 — 2006	Senior Executive Vice President, Head of Marketing Group, KTF

● 2002 — 2003	Executive Vice President, Strategy Coordinating Office, KTF

● 2000 — 2002	Vice President, Management Planning Office, KTF

● 1995 — 2000	Senior Research, KT

<Agenda Item No. 3-3, Non-executive Independent Director Candidate> Chan Jin Lee
● Date of birth: October 25, 1965

● Person nominating said candidate: Non-Executive Independent Director Nominating Committee

● Relation to the largest shareholder: None

● Details of transactions between said candidate and the corporation concerned for the past three years: None

● Term of office: March 12, 2010 to the 31st Annual General Meeting of Shareholders (three years)

● Present occupation: President of DreamWiz, Inc.

● Education
●	1989	Bachelor of Mechanical Engineering, Seoul National University
● Professional associations
●	2008 —	Present Founder and President of Touch Connect, Inc.

●	1999 —	Present Founder and President of DreamWiz, Inc.

●	2000 — 2003	Outside Director, Dacom Co, Ltd..

●	1990 — 1999	Founder and President of Hangul and Computer, Inc.

<Agenda Item No. 3-4, Non-executive Independent Director Candidate> Jong Hwan Song
● Date of birth: September 5, 1944

● Person nominating said candidate: Non-Executive Independent Director Nominating Committee

● Relation to the largest shareholder: None

● Details of transactions between said candidate and the corporation concerned for the past three years: None

● Term of office: March 12, 2010 to the 31st Annual General Meeting of Shareholders (three years)

● Present occupation: Visiting Professor, Myungji University

● Education
● 2002 Department of Political Science, Graduate School, Hanyang University (Ph. D.)

● 1984 Fletcher School of Law and Diplomacy, Tufts University (MALD)

● 1972 Department of International Relations, Graduate School, Seoul National University (MA)

● 1968 Department of International Relations, Seoul National University (BA)
● Professional associations
● 2002 —	Present Visiting Professor, Department of North Korean Studies, Myongji University

● 1999 — 2002	Visiting Professor, Department of Political Science, Chungbuk National University

● 1994 — 1997	Minister, Embassy of the Republic of Korea in Washington D.C.

● 1989 — 1992	Minister, Permanent Mission of the Republic of Korea to the United Nations

● 1977 — 1982	Official dealing with Ministry of Foreign Affairs and Board of Unification Affairs, Office of the President

● 1972 — 1977	Division Chief, South-North Korea Red Cross Conference and S-N Korea Coordinating Committee

<Agenda Item No. 3-5, Non-executive Independent Director Candidate> Hae Bang Chung
● Date of birth: September 1, 1950

● Person nominating said candidate: Non-Executive Independent Director Nominating Committee

● Relation to the largest shareholder: None

● Details of transactions between said candidate and the corporation concerned for the past three years: None

● Term of office: March 12, 2010 to the 31st Annual General Meeting of Shareholders (three years)

● Present occupation: Professor, Law School, Konkuk University

● Education
● 1984 M.A in Economics, Vanderbilt University, U.S.A.

● 1975 M.A in Law, Seoul National University, Rep. of Korea

● 1973 B.A in Public Administration, Seoul National University, Rep. of Korea
● Professional associations
● 2007 —	Present Professor, Law School, Konkuk University

● 2006 — 2007	Vice Minister of Planning and Budget

● 2004 — 2006	Deputy Minister, Ministry of Planning and Budget

● 2000 — 2004	Director General, Ministry of Planning and Budget

● 1978 — 2000	Economic Planning Board, Office of the Secretary to the President, Ministry of Finance and Economy

● 1976	Passed Higher Civil servant Examination

• Board of Directors after AGM
1) BOD Members

Before AGM	After AGM
• Executive Directors)

Suk Chae Lee(President&CEO)	Suk-Chae Lee(President&CEO)

Sang Hoon Lee	Sang Hoon Lee(to be reelected)

Hyun Myung Pyo	Hyun Myung Pyo(to be reelected)

• Non-Executive Independent Directors

E. Han Kim*	E. Han Kim*

Joon Park*	Joon Park*

Jeong Suk Koh	Jeong Suk Koh*

Choon Ho Lee	Choon Ho Lee

Jeung Soo Huh	Jeung Soo Huh

Si Chin Kang*	Chan Jin Lee(to be elected)

In Man Song*	Jong Hwan Song(to be elected)

Paul C. Lee**	Hae Bang Chung*(to be elected)

*	Members of Audit Committee

**	Paul C. Lee Resigned as of January 22, 2009.
2) Biographies of Current Directors

E. Han Kim

Date of Birth	May 27, 1946

Current Position	Endowed Chair Professor and Director
of Financial Research Center,
University of Michigan

Percentage of BOD Meeting Attendance	100%

Professional History
     - Non-executive Independent Director, POSCO
     - Consultant to World Bank

Joon Park

Date of Birth	October 30, 1954

Current Position	Professor, College of Law, Seoul
National University

Percentage of BOD Meeting Attendance	85%

Attendence

Professional History
     - Kim&Chang, Seoul, Korea
     - Foreign Lawyer, Sullivan&Cromwell LLP Law, New York, USA

Jeong Suk Koh

Date of Birth	May 22, 1957

Current Position	President, Ilshin Investment Co., Ltd.

Percentage of BOD Meeting Attendance	95%
Professional History
     - Consultant, McKinsey&Co.
     - Teaching Assistant, Massachusetts Institute of Technology

Chun Ho Lee

Date of Birth	July 22, 1945

Current Position	Visiting professor, Political Science and International Relations, Inha University

Percentage of BOD Meeting Attendance	71%
Professional History
     - Director, Woong-Jin Foundation for Public Interest
     - Director, Korean Broadcasting System
     - Mediator, Seoul Domestics Relations Court

Jeung Soo Huh

Date of Birth	June 10, 1960

Current Position	Professor, Dept. of Materials Science and Metallurgy, Kyungpook National University, Korea

Percentage of BOD Meeting Attendance	100%
Professional History
     - Director of Publication Committee, Korean Materials and Metals
     - Director, National Research Lab (Environmental Gas Monitoring) Ministry of Science and Technology, Korea

*	Percentage of BOD Meeting attendance is from 2009 to Present

**	Biographies of newly elected Directors are at pages **
3) Tenure Status of Board of Directors

		Initial Appointment	Recent Appointment
	Name	Date	Date	End of Tenure
Executive	Suk Chae Lee	Jan. 2009	Jan. 2009	AGM 2012

	Sang Hoon Lee	Mar. 2009	Mar. 2010	AGM 2011

	Hyun Myung Pyo	Mar. 2009	Mar. 2010	AGM 2011

Non-executive Independent	Jeong Suk Koh	Feb. 2008	Feb. 2008	AGM 2011

	Joon Park	Jan. 2009	Jan. 2009

	Choon Ho Lee	Mar. 2009	Mar. 2009

	E. Han Kim	Mar. 2009	Mar. 2009	AGM 2012

	Jeung Soo Huh	Mar. 2009	Mar. 2009

	Chan Jin Lee	Mar. 2010	Mar. 2010	AGM 2013

	Jong Hwan Song	Mar. 2010	Mar. 2010

	Hae Bang Chung	Mar. 2010	Mar. 2010

Agenda Item No. 4
Election of member of Audit Committee
Pursuant to the Article 415-2 of Korean Commercial Code (Audit Committee) and Article 191-17 of Securities Exchange Act of Korea (Audit Committee), election of the members of the Audit Committee is hereby requested.
KT’s Audit Committee consists of three or more Non- executive and Independent directors.
At this Annual General Meeting of Shareholders, two members of the Audit Committee will be elected.
KT’s Non-executive Independent Director Nominating Committee recommended two Directors to be introduced as new member of the Audit Committee.
Biographies of the candidates are as follows:

<Agenda Item No. 4-1> Jeong Suk Koh
•	Date of birth: May 22, 1957

•	Person nominating said candidate: Non-Executive Independent Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office as Member of Audit Committee: March 12, 2010 to the 29th Annual General Meeting of Shareholders (one year)

•	Present occupation: President, Ilshin Investment Co., Ltd.

•	Education
•	1989: Ph. D, Management, Sloan School of Management, MIT

•	1982: MS, Management, Korea Advanced Inst. of Science and Technology

•	1980: BA, Business Administration, Seoul National University
• Professional associations
•	2008 — Present Member of Presidential Council for Future & Vision

•	1991 — Present President, Ilshin Investment Co., Ltd

•	1989 — 1991 Consultant, McKinsey & Co.

•	1983 — 1989 Teaching Assistant, Sloan School of Management Massachusetts Institute of Technology

•	1982 — 1983 Staff, Long-range Planning Department Ilshin Spinning Co., Ltd.

<Agenda Item No. 4-2> Hae Bang Chung
The biography of Mr. Hae Band Chung is in page 29.

Agenda Item No. 5
Approval of Limit on Remuneration of Directors
Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration of directors is requested.
Pursuant to provisions of the Articles of Incorporation, a limit on remuneration of directors including the CEO and President shall be approved at the Annual General Meeting of Shareholders.
The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Non-Executive Independent Directors only. The committee has the duty to evaluate the performance of the President, based on the management contract with independent and non-executive directors. The committee also makes recommendation on the limit on remuneration of directors to the shareholders for approval.
The total remuneration limit for directors in 2010, set on February 11, 2010 by the Board of Directors, is KRW 6.5 billion, which equals to a 44% increase in comparison to 2009. The increase reflects the changes of management circumstances such as KT-KTF merger, estimated profitability turn around in year 2010 from voluntary Early Retirement Program which was conducted at the end of year 2009, and estimated improvement of management performance from KT’s aggressive entry to Fixed-Mobile

Convergence service after its launch of iPhone.
KT’s Evaluation and Compensation Committee’s explanation background for the remuneration increase are as follows.
• Challenges for 2010
The convergence trend of ‘Fixed and Mobile Telecommunication’ and ‘Telecommunication and Broadcasting’ and the recent merger with former KTF have extended and changed in essence the business environment our management confronts. Through the merger, revenue size has increased by 61% to Won 19 trillion in 2009 from Won 11.8 trillion of 2008 and our subscriber base has increased by 43% from 30 million to 43 million which translates into further challenges and responsibilities to our management. During 2009 we successfully improved our bundle product line-up and launched our Fixed Mobile Convergence product in order to effectively address the changing business environment. In year 2010, KT is expected to realize further achievements to accomplish our goal to become a leading global company.
• Executive Compensation Program for 2010
KT’s compensation program is structured to retain and reward Executives who contribute to enhance long-term value of the KT group. Therefore it is important that executives’ interests are aligned with KT’s goals and are motivated to achieve them. However, though KT confronts a totally new business environment many elements of the compensation program have remained unchanged for the past years. As an example, in year 2008 the average amount of compensation paid to executive directors of top 25 companies, in terms of market capitalization, is Won 1.25 billion, which is 42% higher than Won 0.54 billion, average amount paid to KT’s directors.-When comparing with other telecommunication companies in Korea, KT’s compensation for directors is at a lower level.

2008 Compensation	KT (A)	SKT, LGT (B)*	(A)/(B)
Average compensation	KRW 540 million	KRW 960 million	56.3%
Average compensation limit	KRW 1,670 million	KRW3,200 million	52.2%

*	Average of SKT and LGT

•	Relative Comparison
In year 2009, KT’s total revenue was 19 trillion KRW higher than 12 trillion of SKT and 5 trillion of LGT. The market capitalization side, KT is 12 trillion KRW which is slightly lower than SKT’s 14 trillion KRW, but much higher than LGT’s 4 trillion KRW as of February, 2010.
KT’s Board of Directors believes that the current Executives’ compensation program lacks the competitiveness to motivate management and to lure new management resources that could contribute to the enhancement of company value. As a result, KT’s compensation plan for 2010 emphasizes the need to further motivate management in terms of long-term financial and operational enhancement activities. In reflection of our compensation philosophy base salary will remain unchanged but long-term compensation elements will be balanced to meet the level of other benchmark companies. The following table shows the details for the 2010 compensation in comparison to 2009.

(KRW billion)

	2009 Limit on	2010 Limit on
	Compensation	Compensation	Amount Changed
	Framework (A)	Framework (B)	(B – A)
Base Salary	0.80	0.81	0.01
Position Pay	—	0.16	0.16
Short-Term Incentives	1.58	1.59	0.01
Long-Term Incentives*	1.22	1.91	0.69
Severance Payment	1.03	1.62	0.59
Others	0.13	0.13	—
Total Limit	4.76	6.21 **	1.45

*	In form of stock grant of restricted share

**	Including compensation for Non-executive Independent Directors, total limit on compensation to be resolved in 2010 AGM is KRW 6.5 billion
The limit on total compensation has been calculated under the assumption that
•	The appraisal score for annual performance of management is full marks.

•	The TSR score for long term performance is 105 of maximum level.

•	All of Executive Directors retire during the year and all of them receive maximum amount of severance payment.
KT usually does not pay all amount of remuneration which is approved at Annual General Shareholders’ Meeting to Directors. Details of actual amount of compensation payment to directors are in Standards and Method of Payment on Remuneration of Directors in pages 5 ~ 14.

Agenda Item No. 6
Amendment of Executives’ Severance Pay Regulations
Pursuant to Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of amendment of the rules on Severance Payment for Executive Directors is requested.
Pursuant to Article 31 of Articles of Incorporation of KT, changes in severance payment for directors are subject to resolution of the General Meeting of Shareholders.
The proposed change for severance payment for Inside Directors has been drafted following approval by the Evaluation and Compensation Committee, and the Board of Non-executive Independent Directors. The purpose of this change is to simplify the current payment structure to reflect base salary and years of employment only.
The reasons for the changes are
•	Reflection of terms changes in Articles of Incorporation

•	Unlink Severance payment from short term incentives to remove the side effect that Executive Directors and Executive Officers may concentrate on only short term performance.

•	Supplement lack of outplacement program comparing with competitors or other companies with same enterprise size of KT by slightly increasing severance payment.
The proposed amendment is as follows:

Before Amendment

Article 2. (Scope of Application) The Regulation shall apply to President and Standing Director of the Company.

Article 4 (Average Salary) The average salary for calculation of severance payment shall be the total of each of the following items. However, for the President, the amount in paragraph 1 shall be the average salary.

1. The total of the base salary paid for the three months preceding the date that cause for severance payment occurred, divided by 3.

2. The total of short-term incentive payment for the one year preceding the date that cause for severance payment occurred, divided by 12.
Article 6 (Calculation of Severance Payment)  Severance payment shall be calculated with the following formula: Average salary X (years of employment + number of days of employment that are less than a full year/365)

‚ Notwithstanding the formula in paragraph 1, the severance payment for the President shall be calculated with the following formula:

Average salary X (years of employment + number of days of employment that are less than a full year/365) X 4
After Amendment

Article 2. (Scope of Application) The Regulation shall apply to President(hwejang) and Inside Director and Executive Officers of the Company.

Article 4 (Reference Amount) The reference amount for calculation of severance payment shall be the following amount.

1. President(hwejang) : The total of the base salary paid for the five months preceding the date that cause for severance payment occurred

2. Inside Director : The total of the base salary paid for the three months preceding the date that cause for severance payment

3. Executive Officers : The total of the base salary paid for the two and half months preceding the date that cause for severance payment

Article 6 (Calculation of Severance Payment) Severance payment shall be calculated with the following formula: Reference amount X (years of employment + number of days of employment that are less than a full year/365)

<deleted>
<Supplementary Provisions>
☐ For Officers currently in office on the effective date of this Regulation, these Amended Regulations shall apply to the entire employment period for purposes of calculating Severance Payment.

☐ In calculating the Reference Amount, if using the Officer’s base salary immediately preceding the occurrence of the cause for severance payment is acknowledged to significantly disadvantage the Officer due to inter alia the Officer’s change in title during the employment period, the base salary of the Officer before the title change may be used in the Reference Amount formula.

Additional Information
• Number and Classification of Voting Shares
The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2009. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 243,194,214 shares.
• Method of Resolution
Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 3, 4, 5 and 6 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.
• Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee
Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,295,796 shares) are not entitled to any voting rights exceeding the “3% limit”.